January 23, 2018

VIA EDGAR

SECURITIES AND EXCHANGE COMMISSION

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	Jonathan Burr
Brigitte Lippmann

Dear Sirs/Mesdames:

Re:	Gold Torrent (Canada) Inc. (the “Company”)
Registration Statement on Form S-4
File No.: 333-221123
Request for Acceleration

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, the undersigned registrant, Gold Torrent (Canada) Inc. (the “Registrant”), hereby requests that the above-referenced Registration Statement be declared effective at 2:00 p.m., New York City time, on January 26, 2018, or as soon as practicable thereafter.

The Registrant hereby acknowledges that:

(i)	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

(ii)	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

(iii)	the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

January 23, 2018

Yours truly,

GOLD TORRENT (CANADA) INC.

/s/ Daniel Kunz
Daniel Kunz
Chief Executive Officer